INVESTOR CONTACT:
-----------------
John F. Thero
Chief Financial Officer
(978) 777-5410

MEDIA CONTACT:
--------------
Edward E. Berger, Ph.D.
Vice President for Government and External Affairs
Corporate Communications
(978) 777-5410

FOR IMMEDIATE RELEASE

             ABIOMED OUTLINES OFFER TO ACQUIRE THERMO CARDIOSYSTEMS

         DANVERS, MA, January 9, 2001--ABIOMED, Inc. (NASDAQ: ABMD), a leader in heart assist and replacement technology, confirmed today that it has made an offer to acquire Thermo Cardiosystems, Inc. (AMEX: TCA) of Woburn, MA. Thermo Cardiosystems is a manufacturer and developer of left ventricular assist systems. ABIOMED's offer for Thermo Cardiosystems is a fixed $11.50 per share, with $1.50 in cash and $10.00 in ABIOMED common stock, subject to a cap on the maximum number of shares offered.

         "We believe that our offer is superior to the current arrangement of Thermo Cardiosystems to merge with Thoratec Laboratories Corporation." stated Dr. David M. Lederman ABIOMED's President and Chief Executive Officer. "ABIOMED's offer provides an exciting alternative to Thermo Cardiosystems with a company in ABIOMED that doesn't have overlapping or directly competing product lines."

         "ABIOMED has established market leadership with its BVS(R) product line. We have brought the AbioCor(TM) Implantable Replacement Heart to the threshold of clinical trials. We are in a very solid financial position. As part of our growth strategy, we will selectively look to acquire complementary products and companies that would help us better serve our customers. Joining ABIOMED with TCA would provide powerful synergies and growth opportunities" Dr. Lederman said. "ABIOMED has unique technology and experience that we believe would improve Thermo Cardiosystems' products. The resulting company would offer a broad range of best-in-class products for the full spectrum of clinical indications from short-term recovery assistance to total heart replacement."

         "ABIOMED and Thermo Cardiosystems share many common customers. Our customers have been outspoken in recent months regarding the attractiveness of adding Thermo Cardiosystems to ABIOMED. We are convinced that together we would provide greater levels of customer support, greater product options, introduce new products faster and continually improve our existing products with the combined resources and experiences of our two companies. Given the large need for heart assist and replacement technology, our respective commitment and focus in these areas and our extensive technology and experience, we are convinced that a combination of ABIOMED and Thermo Cardiosystems at the right price is in the best interest of our customers, shareholders and employees," stated Dr. Lederman.

         "The missions, histories and prospects of ABIOMED and Thermo Cardiosystems are compelling and remarkably consistent with one another," added Dr. Lederman. "Just as ABIOMED is positioned to be first to market with an implantable replacement heart, Thermo Cardiosystems is a leader with products for other exciting emerging niche markets. We have great respect for the people at Thermo Cardiosystems. Both companies are focused on solutions for the many needs of heart failure patients. Both companies are pioneers in the area of heart assist devices. Both companies have decades of experience and know-how together with extensive technology that we believe are unmatched in the industry. Both companies currently market ventricular assist devices for temporary patient support. ABIOMED was first to market with a bridge to recovery device, our BVS system. Thermo Cardiosystems was first to market with a bridge to transplant device, the Heartmate. The BVS and Heartmate are the current market leaders in their respective markets, each with more customers and patients supported than any other ventricular assist device. Both ABIOMED and Thermo Cardiosystems are working towards application of our respective technologies into new and larger markets. Thermo Cardiosystems is currently conducting a clinical trial of its device for the permanent support of patients needing ventricular assistance with a focus on congestive heart failure patients. ABIOMED is preparing for a clinical trial of its implantable replacement heart for the permanent support of patients needing ventricular replacement with focus on coronary heart disease patients and those congestive heart failure patients who cannot be adequately assisted by a ventricular assist device. These two separate markets for permanent support of end-stage heart failure patients we estimate to each be multi-billion dollar annual opportunities."

         "The combination of the companies would result in a company that is well capitalized, with over $100 million in cash, and with over $90 million in annual revenues. The combined company would have broad distribution capabilities and an extensive pipeline of products in research and development. We see opportunities for extensive leverage from these synergies" said ABIOMED's Chief Financial Officer John F. Thero.

         "Our offer is before the Thermo Cardiosystems' Board. If they choose to forego their present arrangement, we are prepared to act quickly and decisively to reach an agreement and complete this proposed transaction" said Mr. Thero. "We are optimistic about ABIOMED's future. If our proposal were to be accepted, the closing of the transaction may benefit from the timing and momentum of our AbioCor Implantable Replacement Heart. Merging with Thermo Cardiosystems would add diversity and additional upside potential to ABIOMED without straying from our areas of core competency. If we can reach an agreement, we would not anticipate regulatory difficulties. Furthermore, post-merger integration would be facilitated because both companies are headquartered here in Massachusetts; geographic proximity would help us deal effectively with communication and coordination issues, and work force relocation would be minimal." ABIOMED expects that it would retain substantially all of Thermo Cardiosystems' employees and management.

         Based in Danvers, Massachusetts, ABIOMED, Inc. (pronounced "AB'-EE-O-MED") is a leading developer, manufacturer and marketer of medical products designed to assist or replace the pumping function of the failing heart. The Company's AbioCor implantable replacement hearts is in advanced stages of development and the AbioCor is awaiting FDA approval to begin initial human trials. ABIOMED currently manufactures and sells the BVS, a temporary heart assist device, for the support of all patients with failing but potentially recoverable hearts. This News Release contains forward-looking statements, including statements regarding the expected benefits of the proposed merger, the development of and timing of new products and revenue growth potential. Actual results may differ materially based on a number of factors, including uncertainty of successfully meeting product development milestones and obtaining regulatory approvals for clinical trials, complex manufacturing, unproven markets for products under development, dependence on key personnel, competition and technological change, uncertainty in the ability to recruit required personnel on a timely basis, government regulations, dependence on limited sources of supply, dependence on third-party reimbursement, potential inadequacy of product liability insurance, dependence on patents and proprietary rights and other risks detailed in the Company's filings with the Securities and Exchange Commission. There can be no assurance that the Company's offer would be accepted or, if accepted, approved by regulatory authorities and shareholders. Investors are cautioned that all such statements involve risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Release. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         This material is not a substitute for the proxy statement/prospectus included in the registration statement which would be filed with the Securities and Exchange Commission by ABIOMED in connection with this proposed business combination with Thermo Cardiosystems. Investors are urged to read any such proxy statement/prospectus because it will contain important information, including detailed risk factors. The registration statement that would be filed by ABIOMED, as well as the proxy statement/prospectus and other documents filed with the SEC by ABIOMED, will be available free of charge at the SEC's website (www.sec.gov) and from ABIOMED.

         ABIOMED, its directors and certain of its executive officers may be considered participants in any solicitation of proxies made in connection with the proposed business combination. Information concerning ABIOMED's directors and executive officers can be found in the documents filed or to be filed with the SEC, including any such proxy statement/prospectus.